United States securities and exchange commission logo





                             May 27, 2020

       Mark Hanchett
       Chief Executive Officer
       Atlis Motor Vehicles, Inc.
       7259 East Posada Avenue
       Mesa, AZ 85212

                                                        Re: Atlis Motor
Vehicles, Inc
                                                            Offering Statement
on Form 1-A
                                                            Filed May 8, 2020
                                                            Amendments 1 and 2
to Offering Statement on Form 1-A
                                                            Filed May 8, 2020
and May 11, 2020
                                                            File No. 24-11207

       Dear Mr. Hanchett:

              We have reviewed your offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed May 4, 2020, as amended

       General

   1. There are disclosures throughout the offering circular, particularly in "Offering Summary"
                                                        and "Our Business,"
suggesting that Altis Motor Vehicles, Inc. is not an
                                                        early development stage
company with existing capital resources sufficient only for 180 days and the need to
identify and secure additional financing to finalize its one product prototype. As examples
only, we note the following disclosures:

                                                            "We're adding value
for customers across multiple target industries, including
                                                            construction,
agriculture, and logistics"
                                                            "Our modular design
allows the Atlis XP Platform to easily accommodate the sizes, shapes, and use
cases of a variety of different work vehicles"; and
 Mark Hanchett
FirstName LastNameMark Hanchett
Atlis Motor Vehicles, Inc.
Comapany NameAtlis Motor Vehicles, Inc.
May 27, 2020
Page 2
May 27, 2020 Page 2
FirstName LastName
              "The Atlis Motor Vehicles Advanced Charging Station, or AAC, technology represents the pinnacle of charging infrastructure of the future."

              Please revise throughout the offering circular to remove any implication that Altis
              Motor Vehicles, Inc. is a fully operational company or that it has finalized its product development.
2. If, as indicated in your filing, Atlis Motor Vehicles, Inc. is an early development stage company, it is unclear how you can claim product superiority and anticipated future growth. We note the following statements:

              "Our proprietary battery technology will allow us to deliver unprecedented range and charge times, and our vertically integrated hardware, software, and infrastructure business model will be the first of its kind";
              "Atlis Motor Vehicles is poised to become a major player in the battery industry";
              "The XT pickup truck...is just the beginning of a long line of vehicle solutions built on our XP Platform"; and
              "Ultimately, Atlis is building a technology platform that will add value across the globe..."

              Please revise.
3. Please refer to the disclosures under "Offering Incentives." Please tell us how the early investor bonuses are consistent with the prohibition on delayed primary offerings in Rule
         251(d)(3). Also tell us how the incentives that you intend to offer are consistent with the pricing requirements in Rule 251.
4. We note the statements under "How We Will Generate Revenue." Please revise to state clearly that you have not generated any sales to date. Also revise to clarify what you mean by "shown interest" in your platform and why such interest leads you to conclude that you have reserved over $1.5 billion in sales.
5. Please revise throughout to explain the general development of your business and products over the past three years. Include in your revisions the exact status of development of the products referenced in your disclosure, your accomplishments to date, and any material hurdles that remain before commercialization. If your previously announced plans have changed, discuss the reasons for the change and the impact on you.
         We note, for example, that according to the offering memorandum you filed on March 10,
         2020, you stated that you expect to begin generating sales in June 2020. It appears from your disclosure here, however, that you do not yet have a prototype and do not expect sales during the next year.
Cover Page of Offering Circular, page 1

6. Disclose which disclosure format is being followed in the offering circular as required by
         Part II(a)(1) of Form 1-A.
 Mark Hanchett
Atlis Motor Vehicles, Inc.
May 27, 2020
Page 3
7. You disclose that the offering is a self-underwritten being conducted on the company's behalf by its directors, officers, and employees. Note 1 indicates that you have not yet determined whether you will require "service providers" for this offering. However, the
         "broker-dealer services agreement" with JumpStart Securities that is filed as an exhibit indicates that it is assisting you with this offering as a placement agent. Please reconcile.
         Also, as applicable, disclose any finder's fees or similar payments on the cover page of the offering circular with a reference to more complete disclosure within the offering circular. The disclosure must identify the finder, the nature of the services rendered, the nature of any relationship between the finder and the issuer, its directors, officers, promoters, principal stockholders, and underwriters, including any affiliates of those persons. See Instruction 5 to Part II, Item 1(e) of Form 1-A.
8. As a related matter, if JumpStart Securities is participating in the offering, so indicate on the cover page of the offering circular. Additionally, indicate the fees that JumpStart
         Securities is receiving for its services. Furthermore, describe in detail any services that
         JumpStart Securities is providing in the "Plan of Distribution" section on page 78.
Risk Factors, page 12

9. Clarify under "We May Have Difficulty Protecting Our Intellectual Property..." whether the company has any issued patents. If so, describe the scope and the duration of any issued patent in the business section. If you no intellectual property, revise to state so directly.
10. Notwithstanding the disclaimers of liability under "Force Majeure" and "COVID-19
         Global Pandemic," revise to clarify that a court of competent jurisdiction may decide otherwise. Additionally, disclose the consequences to the company of a determination denying the company's disclaimers of liability by a court of competent jurisdiction.
Property, page 73

11. File the lease agreement with Majestic Mesa Partners as an exhibit to the Form 1-A. See
         Part III, Item 17(6)(b)(iv) of Form 1-A. Also clarify the nature of the facility that you say you occupy. For example, do you share office space?
Executive Compensation, page 74

12. Provide the annual compensation of each of the three highest paid persons who were executive officers or directors during the last completed fiscal year in the tabular format specified by Part II, Item 11(a) of Form 1-A. Please also reconcile the cash compensation disclosed here with the salary expense amounts in your financial statements. Also provide
FirstName LastNameMark Hanchett
       the aggregate annual compensation of directors as group for the company's last completed
Comapany NameAtlis Motor by Part II,Inc. 11(b) of Form 1-A, and specify the total number of fiscal year as required Vehicles, Item
May 27, 2020 Pagethe group.
       directors in 3
FirstName LastName
 Mark Hanchett
FirstName LastNameMark Hanchett
Atlis Motor Vehicles, Inc.
Comapany NameAtlis Motor Vehicles, Inc.
May 27, 2020
Page 4
May 27, 2020 Page 4
FirstName LastName
Management, page 74

13. For each director, executive officer, and significant employee, provide the information in the tabular format specified by Part II, Item 10(a) of Form 1-A. Security Ownership of Certain Beneficial Owners and Management, page 74

14. Include the information specified in Part II, Item 12(a) of Form 1-A as of the most recent date practicable, stating the date used, in the tabular format specified. Ensure the information that you provide is for each class of your voting securities. In this regard, we note the information currently refers only to Class D stock. Description of Securities, page 75

15. Disclosure indicates that the company has 60 million shares of authorized common stock, whereas the certificate of incorporation filed as Ex1A-2 to the Form 1-A indicates that the company has 10 million shares of authorized common stock. We also note that your financial statements indicate that you have 17,857,143 authorized shares. File as an exhibit the amendment to the certificate of incorporation reflecting that the company has
         60 million shares of authorized common stock, or tell us what exhibit includes that information.
16. Disclose that all vested Class D common stock will convert to Class A common stock upon the termination or resignation of the employee. We note the disclosure in Ex1A-3 to the Form 1-A. Additionally, disclose the conversion ratio of the Class D common stock to the Class A common stock.
Plan of Distribution, page 78

17. If this is a self-underwritten offering being conducted on the company's behalf by its directors, officers, and employees, please disclose the exemption from registration as a broker-dealer upon which your directors, officers, and employees are relying, and describe briefly the facts that support their reliance on the exemption. Also, please specify the amounts of salary each of your officers will receive from the proceeds of this offering, as indicated in note 2 under the caption "Use of Proceeds."
18. Disclosure that the offering will terminate on the earlier of November 30, 2020, the date on which the maximum offering is sold, or when your board of directors decides is inconsistent with disclosure on the cover page of the offering circular that the offering will terminate on the earlier of October 31, 2020 or the date on which the maximum offering is sold. Additionally, these disclosures are inconsistent with the risk factor disclosure that
         "We May Terminate This Offering At Any Time." Please reconcile the disclosures.
ExA-15, page 1

19. Please include an exhibit index in your offering statement, not as an exhibit to your
 Mark Hanchett
FirstName LastNameMark Hanchett
Atlis Motor Vehicles, Inc.
Comapany NameAtlis Motor Vehicles, Inc.
May 27, 2020
May 27, 2020 Page 5
Page 5
FirstName LastName
         offering statement. File the subscription agreement as an exhibit required by Part III, Item
         17(4) of Form 1-A, the legality opinion as an exhibit required by Part III, Item 17(12) of
         Form 1-A, and any exhibits required by Part III, Item 17(13) of Form
1-A.
20. Disclosure under "Risk Factors" in Part II of the Form 1-A indicates that you have short term, interim employment agreements with your executive officers. File the agreements as exhibits to the Form 1-A. See Part III, Item 17(6)(b)(i) of Form
1-A.
Ex-96, page 1

21. The Form 1-A must be signed by the company's principal financial officer and principal accounting officer. See Instruction 1 for signatures on Form 1-A. Additionally, where one person occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer, he must indicate each capacity in which he is signing the Form 1-A. Please revise.
Offering Statement on Form 1-A filed May 4, 2020, as amended

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
55

22. Revise to discuss your company's financial condition, changes in financial condition and results of operations for each year for all years presented in the financial statements, including the causes of material changes from year to year or period to period in financial statement line items. Refer to Instructions to Item 9 of Form 1-A. Independent Auditor's Report, page 84

23. Your auditor's report opines on the financial statements as of April 21, 2020, and for the year then ended. Please have your auditor revise the report to opine on your company's financial statements, including the statement of stockholders' equity, for the fiscal years ended December 31, 2019 and 2018.
Financial Statements, page 86

24. We note that the statement of stockholders' equity is not included in this filing. Please file the audited statement of the changes in stockholders' equity for each of the fiscal years ended December 31, 2018 and 2019. Refer to Instruction Part F/S(c)(1)(i) of Form 1-A
         and Rule 8-02 of Regulation S-X.
25. Present the earning per share information on the face of the income statements for all periods in accordance with ASC 260-10-45-2. Also, disclose all information required under ASC 260-10-50 in a separate note.
Equity-Based Compensation, page 96

26. For each share-based payment arrangement, please present all required disclosure under
 Mark Hanchett
Atlis Motor Vehicles, Inc.
May 27, 2020
Page 6
      ASC 718-10-50.
       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements before qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Andi Carpenter, Staff Accountant, at (202) 551-3645 or
W. John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameMark Hanchett
                                                           Division of
Corporation Finance
Comapany NameAtlis Motor Vehicles, Inc.
                                                           Office of
Manufacturing
May 27, 2020 Page 6
cc:       Annie Pratt
FirstName LastName